FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month October, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Unaudited Financial results for the quarter ended September 30, 2022
3.	Limited review reports
4.	Press Release

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that the investor presentation which will be referred during the earnings call with analysts and investors for quarter results ended September 30, 2022 has been uploaded on the website of the Bank and can be accessed at https://www.icicibank.com/aboutus/qfr.page?#toptitle

This is for your records and information.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531228, Email: companysecretary@icicibank.com Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2022 (Q2-2023)	June 30, 2022 (Q1-2023)	September 30, 2021 (Q2-2022)	September 30, 2022 (H1-2023)	September 30, 2021 (H1-2022)	March 31, 2022 (FY2022)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			26,033.04	23,671.54	21,233.64	49,704.58	41,617.05	86,374.55
	a)	Interest/discount on advances/bills		19,928.87	17,634.32	15,738.09	37,563.19	30,722.67	63,833.56
	b)	Income on investments		5,123.36	4,581.78	4,098.07	9,705.14	8,139.58	16,409.27
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		348.30	481.38	259.50	829.68	400.27	1,560.83
	d)	Others		632.51	974.06	1,137.98	1,606.57	2,354.53	4,570.89
2.	Other income			5,054.87	4,665.20	4,797.18	9,720.07	8,793.04	18,517.53
3.	TOTAL INCOME (1)+(2)			31,087.91	28,336.74	26,030.82	59,424.65	50,410.09	104,892.08
4.	Interest expended			11,246.23	10,461.52	9,543.90	21,707.75	18,991.55	38,908.45
5.	Operating expenses (e)+(f)			8,161.36	7,566.33	6,572.20	15,727.69	12,609.42	26,733.32
	e)	Employee cost		2,888.53	2,849.21	2,384.59	5,737.74	4,758.98	9,672.75
	f)	Other operating expenses		5,272.83	4,717.12	4,187.61	9,989.95	7,850.44	17,060.57
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			19,407.59	18,027.85	16,116.10	37,435.44	31,600.97	65,641.77
7.	OPERATING PROFIT (3)–(6)			11,680.32	10,308.89	9,914.72	21,989.21	18,809.12	39,250.31
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4)			1,644.52	1,143.82	2,713.48	2,788.34	5,565.17	8,641.42
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			10,035.80	9,165.07	7,201.24	19,200.87	13,243.95	30,608.89
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			10,035.80	9,165.07	7,201.24	19,200.87	13,243.95	30,608.89
12.	Tax expense (g)+(h)			2,477.96	2,260.13	1,690.29	4,738.09	3,116.98	7,269.40
	g)	Current period tax		2,605.14	2,239.21	1,577.87	4,844.35	2,879.65	6,297.68
	h)	Deferred tax		(127.18)	20.92	112.42	(106.26)	237.33	971.72
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			7,557.84	6,904.94	5,510.95	14,462.78	10,126.97	23,339.49
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			7,557.84	6,904.94	5,510.95	14,462.78	10,126.97	23,339.49
16.	Paid-up equity share capital (face value ₹ 2 each)			1,393.79	1,391.48	1,387.09	1,393.79	1,387.09	1,389.97
17.	Reserves excluding revaluation reserves			177,407.93	172,904.46	152,176.34	177,407.93	152,176.34	165,659.93
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.20%	0.19%	0.20%	0.20%	0.20%	0.19%
	ii)	Capital adequacy ratio (Basel III)		16.93%	18.04%	18.33%	16.93%	18.33%	19.16%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	10.86	9.93	7.95	20.79	14.62	33.66
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	10.64	9.75	7.79	20.38	14.34	32.98
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		32,570.86	33,163.15	41,437.41	32,570.86	41,437.41	33,919.52
	ii)	Net non-performing customer assets		6,099.29	6,656.15	8,161.04	6,099.29	8,161.04	6,960.89
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		3.19%	3.41%	4.82%	3.19%	4.82%	3.60%
	iv)	% of net non-performing customer assets to net customer assets		0.61%	0.70%	0.99%	0.61%	0.99%	0.76%
20.	Return on assets (annualised)			2.06%	1.98%	1.79%	2.02%	1.67%	1.84%
21.	Net worth[2]			170,442.17	166,036.35	144,264.76	170,442.17	144,264.76	158,769.75
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.40	0.38	0.38	0.40	0.38	0.44
25.	Total debts to total assets[4]			8.73%	8.16%	6.50%	8.73%	6.50%	7.60%

1.	At September 30, 2022, the percentage of gross non-performing advances (net of write-off) to gross advances was 3.26% (June 30, 2022: 3.53%, March 31, 2022: 3.76%, September 30, 2021: 5.12%) and net non-performing advances to net advances was 0.65% (June 30, 2022: 0.74%, March 31, 2022: 0.81%, September 30, 2021: 1.06%).
2.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.
3.	Debt represents borrowings with residual maturity of more than one year.
4.	Total debt represents total borrowings of the Bank.

1

SUMMARIZED STANDALONE BALANCE SHEET

(₹ in crore)

Particulars	At
	September 30, 2022	June 30, 2022	March 31, 2022	September 30, 2021
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,393.79	1,391.48	1,389.97	1,387.09
Employees stock options outstanding	510.09	387.33	266.41	127.22
Reserves and surplus	180,603.03	176,099.56	168,855.59	155,269.93
Deposits	1,090,007.96	1,050,349.04	1,064,571.61	977,448.59
Borrowings (includes subordinated debt)	129,933.91	115,454.47	107,231.36	82,988.53
Other liabilities and provisions	86,225.46	71,898.94	68,982.80	58,780.94
Total Capital and Liabilities	1,488,674.24	1,415,580.82	1,411,297.74	1,276,002.30

Assets
Cash and balances with Reserve Bank of India	67,095.05	90,759.42	109,522.82	107,270.02
Balances with banks and money at call and short notice	57,817.87	22,464.01	58,299.54	42,773.82
Investments	333,030.82	321,252.23	310,241.00	285,220.04
Advances	938,562.78	895,624.81	859,020.44	764,937.43
Fixed assets	9,509.67	9,399.78	9,373.82	9,153.23
Other assets	82,658.05	76,080.57	64,840.12	66,647.76
Total Assets	1,488,674.24	1,415,580.82	1,411,297.74	1,276,002.30

STANDALONE CASH FLOW STATEMENTS
(₹ in crore)
Particulars		Period ended
		September 30, 2022 (H1-2023)	March 31, 2022 (FY2022)	September 30, 2021 (H1-2022)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		19,200.87	30,608.89	13,243.95

Adjustments for:
Depreciation and amortisation		416.64	1,316.21	637.61
Net (appreciation)/depreciation on investments		1,734.38	1,908.92	587.94
Provision in respect of non-performing and other assets		(530.21)	6,164.04	5,238.32
General provision for standard assets		411.73	449.25	81.61
Provision for contingencies & others		1,931.95	1,651.02	399.68
Employee Stock Options Expense		259.52	264.22	124.88

Income from subsidiaries, joint ventures and consolidated entities		(994.97)	(1,828.79)	(992.83)
(Profit)/loss on sale of fixed assets		(12.57)	(4.04)	(0.17)
	(i)	22,417.34	40,529.72	19,320.99

Adjustments for:
(Increase)/decrease in investments		16,788.42	4,431.16	17,173.35
(Increase)/decrease in advances		(79,727.92)	(131,475.82)	(36,450.14)
Increase/(decrease) in deposits		25,436.35	132,049.45	44,926.42
(Increase)/decrease in other assets		(18,052.35)	5,072.79	3,445.46
Increase/(decrease) in other liabilities and provisions		14,913.32	8,133.44	(467.51)
	(ii)	(40,642.18)	18,211.02	28,627.58

Refund/(payment) of direct taxes	(iii)	(4,517.92)	(3,693.82)	185.91
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	(22,742.76)	55,046.92	48,134.48
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries and/or joint ventures (including application money)		(529.98)	2,815.38	1,484.60
Income from subsidiaries, joint ventures and consolidated entities		994.97	1,828.79	992.83
Purchase of fixed assets		(838.22)	(1,610.99)	(837.86)
Proceeds from sale of fixed assets		70.45	20.87	6.24
(Purchase)/sale of held-to-maturity securities		(40,066.84)	(38,089.50)	(23,175.90)
Net cash flow from/(used in) investing activities	(B)	(40,369.62)	(35,035.45)	(21,530.09)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		536.17	797.98	448.54
Proceeds from long-term borrowings		11,092.61	25,260.17	3,117.86
Repayment of long-term borrowings		(7,130.98)	(23,314.47)	(14,133.26)
Net proceeds/(repayment) of short-term borrowings		18,968.13	13,509.59	2,303.39
Dividend and dividend tax paid		(3,479.45)	(1,385.23)	(1,385.23)
Net cash flow from/(used in) financing activities	(C)	19,986.48	14,868.04	(9,648.70)
Effect of exchange fluctuation on translation reserve	(D)	216.46	(185.40)	(40.10)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(42,909.44)	34,694.11	16,915.59

Cash and cash equivalents at beginning of the period/year		167,822.36	133,128.25	133,128.25
Cash and cash equivalents at end of the period/year		124,912.92	167,822.36	150,043.84

1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

2

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)
Sr. no.	Particulars		Three months ended			Six months ended		Year ended
			September 30, 2022 (Q2-2023)	June 30, 2022 (Q1-2023)	September 30, 2021 (Q2-2022)	September 30, 2022 (H1-2023)	September 30, 2021 (H1-2022)	March 31, 2022 (FY2022)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		28,850.49	26,158.60	23,478.00	55,009.09	46,093.16	95,406.87
	a)	Interest/discount on advances/bills	20,861.83	18,453.74	16,488.48	39,315.57	32,185.92	66,886.54
	b)	Income on investments	6,814.58	6,126.29	5,502.13	12,940.87	10,982.19	21,990.64
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	440.19	562.74	321.56	1,002.93	519.01	1,819.60
	d)	Others	733.89	1,015.83	1,165.83	1,749.72	2,406.04	4,710.09
2.	Other income		16,327.73	13,059.73	16,006.49	29,387.46	28,743.30	62,129.45
3.	TOTAL INCOME (1)+(2)		45,178.22	39,218.33	39,484.49	84,396.55	74,836.46	157,536.32
4.	Interest expended		11,996.97	11,089.06	10,092.56	23,086.03	20,160.37	41,166.67
5.	Operating expenses (e)+(f)		20,683.34	17,006.69	18,267.01	37,690.03	34,137.85	73,151.73
	e)	Employee cost	3,675.89	3,587.18	3,021.92	7,263.07	5,993.69	12,341.60
	f)	Other operating expenses	17,007.45	13,419.51	15,245.09	30,426.96	28,144.16	60,810.13
6.	TOTAL EXPENDITURE (4)+(5)		32,680.31	28,095.75	28,359.57	60,776.06	54,298.22	114,318.40
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		12,497.91	11,122.58	11,124.92	23,620.49	20,538.24	43,217.92
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4)		1,652.97	1,130.79	2,774.17	2,783.76	5,744.84	8,976.65
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		10,844.94	9,991.79	8,350.75	20,836.73	14,793.40	34,241.27
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates		306.52	211.26	254.77	517.78	382.68	754.43
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		11,151.46	10,203.05	8,605.52	21,354.51	15,176.08	34,995.70
13.	Tax expense (g)+(h)		2,790.25	2,504.86	2,034.92	5,295.11	3,686.82	8,457.44
	g)	Current period tax	2,888.63	2,483.77	1,897.65	5,372.40	3,460.19	7,404.45
	h)	Deferred tax	(98.38)	21.09	137.27	(77.29)	226.63	1,052.99
14.	Less: Share of profit/(loss) of minority shareholders		354.22	313.66	478.76	667.88	634.65	1,428.16
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		8,006.99	7,384.53	6,091.84	15,391.52	10,854.61	25,110.10
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		8,006.99	7,384.53	6,091.84	15,391.52	10,854.61	25,110.10
18.	Paid-up equity share capital (face value ₹ 2/- each)		1,393.79	1,391.48	1,387.09	1,393.79	1,387.09	1,389.97
19.	Reserves excluding revaluation reserves		190,007.24	184,692.05	163,965.39	190,007.24	163,965.39	177,167.61
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		11.50	10.62	8.79	22.13	15.67	36.21
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		11.25	10.41	8.60	21.66	15.34	35.44

SUMMARISED CONSOLIDATED BALANCE SHEET
(₹ in crore)
Particulars					At
					September 30, 2022	June 30, 2022	March 31, 2022	September 30, 2021
					(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital					1,393.79	1,391.48	1,389.97	1,387.09
Employees stock options outstanding					510.09	387.33	266.41	127.22
Reserves and surplus					193,235.18	187,919.99	180,396.11	167,090.67
Minority interest					6,328.99	6,018.39	5,980.89	5,617.31
Deposits					1,116,276.81	1,077,789.55	1,091,365.79	1,004,197.02
Borrowings (includes subordinated debt)					182,180.98	166,064.37	161,602.68	128,017.78
Liabilities on policies in force					232,811.31	218,825.18	228,827.20	226,633.26
Other liabilities and provisions					100,416.67	84,380.89	82,808.33	70,982.57
Total Capital and Liabilities					1,833,153.82	1,742,777.18	1,752,637.38	1,604,052.92

Assets
Cash and balances with Reserve Bank of India					67,145.79	90,798.15	109,630.71	107,622.00
Balances with banks and money at call and short notice					71,399.78	36,791.44	73,495.27	55,934.69
Investments					594,192.38	565,576.78	567,097.72	532,848.50
Advances					1,000,290.80	957,206.97	920,308.14	823,961.92
Fixed assets					10,787.57	10,654.95	10,605.41	10,357.93
Other assets					89,236.17	81,647.56	71,398.80	73,226.55
Goodwill on consolidation					101.33	101.33	101.33	101.33
Total Assets					1,833,153.82	1,742,777.18	1,752,637.38	1,604,052.92

3

CONSOLIDATED CASH FLOW STATEMENTS

(₹ in crore)
Particulars		Period ended
		September 30, 2022 (H1-2023)	March 31, 2022 (FY2022)	September 30, 2021 (H1-2022)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		20,686.63	33,567.54	14,541.43

Adjustments for:
Depreciation and amortisation		504.97	1,479.46	712.93
Net (appreciation)/depreciation on investments		1,758.47	1,832.09	571.43
Provision in respect of non-performing and other assets		(437.11)	6,377.52	5,379.45
General provision for standard assets		313.04	406.54	62.51
Provision for contingencies & others		1,941.38	1,651.34	395.68
(Profit)/loss on sale of fixed assets		(12.70)	(5.66)	(1.71)
Employees stock options expense		260.10	266.92	126.54
	(i)	25,014.78	45,575.75	21,788.26

Adjustments for:
(Increase)/decrease in investments		8,887.37	(16,668.54)	11,056.76
(Increase)/decrease in advances		(80,261.34)	(134,904.70)	(37,543.46)
Increase/(decrease) in deposits		24,911.02	131,425.77	44,257.00
(Increase)/decrease in other assets		(18,106.37)	4,665.53	2,835.24
Increase/(decrease) in other liabilities and provisions		23,588.52	32,999.39	13,892.80
	(ii)	(40,980.80)	17,517.45	34,498.34

Refund/(payment) of direct taxes	(iii)	(5,021.79)	(4,981.77)	(333.94)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	(20,987.81)	58,111.43	55,952.66
Cash flow from/(used in) investing activities
Purchase of fixed assets		(1,020.02)	(1,859.97)	(848.75)
Proceeds from sale of fixed assets		74.03	117.44	9.73
(Purchase)/sale of held to maturity securities		(40,762.15)	(37,578.91)	(22,135.51)
Net cash flow from/(used in) investing activities	(B)	(41,708.14)	(39,321.44)	(22,974.53)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		536.18	797.98	448.54
Proceeds from long-term borrowings		15,046.27	35,697.66	7,870.40
Repayment of long-term borrowings		(12,734.03)	(34,603.03)	(20,285.49)
Net proceeds/(repayment) of short-term borrowings		18,492.84	16,943.62	(3,052.34)
Dividend and dividend tax paid		(3,479.45)	(1,385.23)	(1,385.23)
Net cash flow from/(used in) financing activities	(C)	17,861.81	17,451.00	(16,404.12)
Effect of exchange fluctuation on translation reserve	(D)	253.73	(126.85)	(29.16)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(44,580.41)	36,114.14	16,544.85

Cash and cash equivalents at beginning of the period/year		183,125.98	147,011.84	147,011.84
Cash and cash equivalents at end of the period/year		138,545.57	183,125.98	163,556.69

1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

4

CONSOLIDATED SEGMENTAL RESULTS
(₹ in crore)
Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2022 (Q2-2023)	June 30, 2022 (Q1-2023)	September 30, 2021 (Q2-2022)	September 30, 2022 (H1-2023)	September 30, 2021 (H1-2022)	March 31, 2022 (FY2022)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	25,322.22	23,388.01	20,985.88	48,710.23	40,693.22	84,639.22
b	Wholesale Banking	11,555.28	10,869.29	9,686.57	22,424.57	19,156.35	39,971.49
c	Treasury	20,022.25	18,358.07	16,639.52	38,380.32	32,787.00	67,321.09
d	Other Banking	1,186.06	625.54	656.41	1,811.60	1,361.76	2,778.41
e	Life Insurance	12,054.15	8,997.79	11,658.00	21,051.94	20,842.14	45,340.24
f	Others	2,446.68	2,054.00	2,265.23	4,500.68	4,369.02	8,733.25
	Total segment revenue	72,586.64	64,292.70	61,891.61	136,879.34	119,209.49	248,783.70
	Less: Inter segment revenue	27,408.42	25,074.37	22,407.12	52,482.79	44,373.03	91,247.38
	Income from operations	45,178.22	39,218.33	39,484.49	84,396.55	74,836.46	157,536.32
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	4,532.82	3,809.66	2,606.16	8,342.48	2,995.57	11,400.39
b	Wholesale Banking	3,717.12	3,688.38	1,876.37	7,405.50	3,784.83	9,052.93
c	Treasury	3,041.78	2,608.92	2,632.13	5,650.70	5,300.22	9,674.48
d	Other Banking	235.00	204.76	156.55	439.76	301.87	627.12
e	Life Insurance	199.48	155.69	474.66	355.17	258.84	790.56
f	Others	1,139.43	921.16	1,188.20	2,060.59	2,142.69	4,349.99
g	Unallocated expenses	(1,500.00)	(1,050.00)	..	(2,550.00)	1,050.00	25.00
	Total segment results	11,365.63	10,338.57	8,934.07	21,704.20	15,834.02	35,920.47
	Less: Inter segment adjustment	520.69	346.78	583.32	867.47	1,040.62	1,679.20
	Add: Share of profit in associates	306.52	211.26	254.77	517.78	382.68	754.43
	Profit before tax and minority interest	11,151.46	10,203.05	8,605.52	21,354.51	15,176.08	34,995.70
3.	Segment assets
a	Retail Banking	547,304.40	510,367.43	440,449.89	547,304.40	440,449.89	487,651.93
b	Wholesale Banking	391,612.01	393,716.21	334,763.84	391,612.01	334,763.84	379,091.80
c	Treasury	516,823.60	489,508.32	482,178.51	516,823.60	482,178.51	521,896.09
d	Other Banking	77,931.47	69,113.82	65,889.47	77,931.47	65,889.47	68,286.69
e	Life Insurance	247,827.69	233,435.29	241,441.14	247,827.69	241,441.14	244,006.42
f	Others	52,124.46	48,327.08	40,544.01	52,124.46	40,544.01	51,653.48
g	Unallocated	10,294.09	9,610.65	10,695.36	10,294.09	10,695.36	10,572.66
	Total	1,843,917.72	1,754,078.80	1,615,962.22	1,843,917.72	1,615,962.22	1,763,159.07
	Less: Inter segment adjustment	10,763.90	11,301.62	11,909.30	10,763.90	11,909.30	10,521.69
	Total segment assets	1,833,153.82	1,742,777.18	1,604,052.92	1,833,153.82	1,604,052.92	1,752,637.38
4.	Segment liabilities
a	Retail Banking	830,053.25	783,552.78	726,094.15	830,053.25	726,094.15	791,894.25
b	Wholesale Banking	321,677.03	316,624.92	293,984.46	321,677.03	293,984.46	321,390.70
c	Treasury	156,709.28	140,857.76	106,797.40	156,709.28	106,797.40	133,045.58
d	Other Banking	48,111.03	49,820.28	48,834.28	48,111.03	48,834.28	49,428.36
e	Life Insurance	238,362.01	224,521.49	232,835.33	238,362.01	232,835.33	234,991.26
f	Others	43,866.06	40,502.77	33,601.16	43,866.06	33,601.16	44,120.97
g	Unallocated	10,000.00	8,500.00	5,210.46	10,000.00	5,210.46	6,235.46
	Total	1,648,778.66	1,564,380.00	1,447,357.24	1,648,778.66	1,447,357.24	1,581,106.58
	Less: Inter segment adjustment	10,763.90	11,301.62	11,909.30	10,763.90	11,909.30	10,521.69
	Total segment liabilities	1,638,014.76	1,553,078.38	1,435,447.94	1,638,014.76	1,435,447.94	1,570,584.89
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(282,748.85)	(273,185.35)	(285,644.25)	(282,748.85)	(285,644.25)	(304,242.32)
b	Wholesale Banking	69,934.98	77,091.29	40,779.38	69,934.98	40,779.38	57,701.10
c	Treasury	360,114.32	348,650.56	375,381.11	360,114.32	375,381.11	388,850.51
d	Other Banking	29,820.44	19,293.54	17,055.19	29,820.44	17,055.19	18,858.33
e	Life Insurance	9,465.68	8,913.80	8,605.81	9,465.68	8,605.81	9,015.16
f	Others	8,258.40	7,824.31	6,942.84	8,258.40	6,942.84	7,532.51
g	Unallocated	294.09	1,110.65	5,484.90	294.09	5,484.90	4,337.20
	Total capital employed	195,139.06	189,698.80	168,604.98	195,139.06	168,604.98	182,052.49

5

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) guidelines on 'Segmental Reporting' and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
RBI through its circular dated April 7, 2022 on establishment of Digital Banking Units (DBUs), has prescribed reporting of Digital Banking segment as a sub-segment of Retail Banking segment. At September 30, 2022, the DBUs of the Bank were yet to commence operations and considering the discussions of the DBU Working Group formed by Indian Banks' Association (IBA) (with representation of banks and RBI), reporting of Digital Banking segment will be implemented by the Bank based on the decision of the DBU Working Group.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
8.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

6

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on October 22, 2022. The joint statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for Q2-2023 and H1-2023.
2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under the Companies Act, 2013.
3.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at September 30, 2022 are given below:

₹ in crore
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of March 31, 2022 (A)	Of (A), aggregate debt that slipped into NPA during H1-2023[1]	Of (A) amount written off during H1-2023	Of (A) amount paid by the borrowers during H1-2023[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan – September 30, 2022
Personal Loans[3]	3,115.48	356.90	26.04	316.36	2,442.22
Corporate persons	1,703.70	..	..	(46.25)	1,749.95
Of which, MSMEs	..	..	..	..	..
Others	767.73	74.77	4.14	81.66	611.30
Total	5,586.91	431.67	30.18	351.77	4,803.47

1. Includes cases which have been written off during the period.
2. Net of increase in exposure during the period.
3. Includes various categories of retail loans.

4.	During Q2-2023, the Bank has made an additional contingency provision of ₹ 1,500.00 crore (H1-2023: ₹ 2,550.00 crore) on a prudent basis. Accordingly, the Bank holds contingency provision of ₹ 10,000.00 crore at September 30, 2022.
5.	During Q2-2023, the Bank has allotted 11,521,851 equity shares of ₹ 2 each pursuant to exercise of employee stock options.
6.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above standalone and consolidated financial results have been reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP (formerly Khimji Kunverji & Co LLP), Chartered Accountants.
9.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Rakesh Jha

Mumbai	Executive Director
October 22, 2022	DIN-00042075

7

Item 3

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited standalone financial results for the quarter and half year ended 30 September 2022 of ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of ICICI Bank Limited (‘the Bank’) for the quarter and half year ended 30 September 2022 (‘the Statement’) being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’) except for the disclosures relating to Pillar 3 disclosure as at 30 September 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Bank’s Management and has been approved by the Bank’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25 prescribed under Section 133 of the Companies Act 2013, read with relevant rules issued thereunder, the RBI Guidelines and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of Income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosure as at 30 September 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105047W	ICAI Firm Registration No. 105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 117348
UDIN: 22118580BAQZLP7668	UDIN: 22117348BAQWHH8663

Place: Mumbai	Place: Mumbai
Date: 22 October 2022	Date: 22 October 2022

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited consolidated financial results for the quarter and half year ended 30 September 2022 of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To The Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results of ICICI Bank Limited (‘the Parent’ or ‘the Bank’), its subsidiaries (the Parent and its subsidiaries together referred to as ‘the Group’) and its share of the net profit /loss after tax of its associates for the quarter and half year ended 30 September 2022 (‘the Statement’), being submitted by the Parent pursuant to the requirements of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’), except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 September 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Note 06 of the Statement and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Parent’s Management and has been approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations, as amended, to the extent applicable.

4.	The Statement includes the results of the entities referred in Annexure 1.

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and upon consideration of the review/audit reports of other auditors, referred to in paragraph 8 & 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the RBI guidelines, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of the Listing Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 September 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in Note 06 to the Statement and have not been reviewed by us.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

6.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (“ICICI Life”), vide their audit report dated 15 October 2022 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2022 is the responsibility of the Company's Panel Actuary (the “Appointed Actuary”). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2022 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect or which premium has been discontinued but liability exists, as contained in the condensed standalone interim financial statements of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

7.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated 18 October 2022, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR'), Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 30 September 2022 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial results of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

8.	We did not review/audit the interim financial statements / financial results of twelve subsidiaries, included in the Statement, whose interim financial statements / financial results reflects total assets of Rs.350,933.87 crore (before consolidation adjustments) as at 30 September 2022 and total revenues of Rs.14,933.51 crore and Rs.26,370.92 crore (before consolidation adjustments) and total net profit after tax of Rs.1,144.06 crore and Rs.2,067.01crore (before consolidation adjustments) for the quarter and half year ended 30 September 2022, respectively, and cash outflows (net) of Rs.1,675.31 crore for the half year ended 30 September 2022 as considered in the Statement. These interim financial statements/ financial results have been reviewed/ audited by other auditors whose review/ audit reports have been furnished to us by the management, and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above. Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements/ information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed/ audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors. According to the information and explanations given to us by the management, the interim financial statements/ information of these three subsidiaries are not material to the Group. Our conclusion on the Statement is not modified in respect of the above matter.

2

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

9.	The Statement also includes the Group's share of net profit after tax of Rs.283.57 crore and Rs.451.18 crore for the quarter and half year ended 30 September 2022, respectively, as considered in the Statement, in respect of an associate, whose interim financial information/ financial result have not been reviewed by us. This interim financial statements/ information have been audited/reviewed by other auditors whose reports have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of this associate, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above. Our conclusion on the Statement is not modified in respect of the above matter.

10.	The Statement includes the interim financial statements / information of four subsidiaries which have not been reviewed/audited by their auditors, whose interim financial statements/financial results reflect total assets of Rs.88.57 crore (before consolidation adjustments) as at 30 September 2022, total revenues of Rs.7.30 crore and Rs.16.25 crore (before consolidation adjustments) and total net profit/ (loss) after tax of Rs.(1.31) crore and Rs.0.04 crore (before consolidation adjustments) for the quarter and half year ended 30 September 2022, respectively, and the cash inflows (net) of Rs.0.13 crore for the half year ended 30 September 2022 as considered in the Statement. The Statement also includes the Group's share of net profit after Tax of Rs.22.94 crore and Rs.66.60 crore for the quarter and half year ended 30 September 2022 respectively, as considered in the Statement, in respect of seven associates based on their interim financial statements / financial results which have not been reviewed/audited by their auditors. According to the information and explanations given to us by the Management, these interim financial statements / financial results are not material to the Group. Our conclusion on the Statement is not modified in respect of the above matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105047W	ICAI Firm Registration No. 105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 117348
UDIN: 22118580BAQZXH5021	UDIN: 22117348BAQXEG5191

Place: Mumbai	Place: Mumbai
Date: 22 October 2022	Date: 22 October 2022

Annexure 1

List of entities included in the Statement

Parent Bank

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank Canada

3.	ICICI Bank UK PLC

4.	ICICI International Limited

5.	ICICI Prudential Life Insurance Company Limited

6.	ICICI Prudential Pension Funds Management Company Limited

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Home Finance Company Limited

9.	ICICI Investment Management Company Limited

10.	ICICI Securities Limited

11.	ICICI Securities Holdings Inc.

12.	ICICI Securities Inc.

13.	ICICI Venture Funds Management Company Limited

14.	ICICI Trusteeship Services Limited

15.	ICICI Prudential Asset Management Company Limited

16.	ICICI Prudential Trust Limited

17.	ICICI Strategic Investments Limited

Associates

18.	ICICI Lombard General Insurance Company Limited

19.	I-Process Services (India) Private Limited

20.	NIIT Institute of Finance Banking and Insurance Trading Limited

21.	ICICI Merchant Services Private Limited

22.	Arteria Technologies Private Limited

23.	India Infradebt Limited

24.	India Advantage Fund III

25.	India Advantage Fund IV

3

Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 22, 2022

Performance Review: Quarter ended September 30, 2022

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 24% year-on-year to ₹ 11,765 crore (US$ 1.4 billion) in the quarter ended September 30, 2022 (Q2-2023)

•	Profit after tax grew by 37% year-on-year to ₹ 7,558 crore (US$ 929 million) in Q2-2023

•	Total period-end deposits grew by 12% year-on-year to ₹ 1,090,008 crore (US$ 134.0 billion) at September 30, 2022

•	Average current account and savings account (CASA) ratio was 45.0% in Q2-2023

•	Overall loan portfolio grew by 23% year-on-year

•	Domestic loan portfolio grew by 24% year-on-year

•	Net NPA ratio declined to 0.61% at September 30, 2022 from 0.70% at June 30, 2022

•	Provisioning coverage ratio on non-performing assets was 80.6% at September 30, 2022

•	Including profits for the six months ended September 30, 2022 (H1-2023), total capital adequacy ratio was 18.27% and Tier-1 capital adequacy ratio was 17.51%, on a standalone basis, at September 30, 2022

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended September 30, 2022 (Q2-2023). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended September 30, 2022.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 24% year-on-year to ₹ 11,765 crore (US$ 1.4 billion) in Q2-2023 from ₹ 9,518 crore (US$ 1.2 billion) in the quarter ended September 30, 2021 (Q2-2022)

•	Net interest income (NII) increased by 26% year-on-year to ₹ 14,787 crore (US$ 1.8 billion) in Q2-2023 from ₹ 11,690 crore (US$ 1.4 billion) in Q2-2022

•	The net interest margin was 4.31% in Q2-2023 compared to 4.00% in Q2-2022 and 4.01% in the quarter ended June 30, 2022 (Q1-2023). The net interest margin was 4.16% in H1-2023

•	Non-interest income, excluding treasury income, increased by 17% year-on-year to ₹ 5,139 crore (US$ 632 million) in Q2-2023 from ₹ 4,400 crore (US$ 541 million) in Q2-2022

•	Fee income grew by 18% year-on-year to ₹ 4,480 crore (US$ 551 million) in Q2-2023 from ₹ 3,811 crore (US$ 468 million) in Q2-2022. Fees from retail, rural, business banking and SME customers constituted about 79% of total fees in Q2-2023

•	There was a treasury loss of ₹ 85 crore (US$ 10 million) in Q2-2023 compared to a gain of ₹ 397 crore (US$ 49 million) in Q2-2022

•	Provisions (excluding provision for tax) declined by 39% year-on-year to ₹ 1,644 crore (US$ 202 million) in Q2-2023 from ₹ 2,714 crore (US$ 334 million) in Q2-2022. Provisions for Q2-2023 include contingency provision of ₹ 1,500 crore (US$ 184 million) made on a prudent basis

•	The profit before tax grew by 39% year-on-year to ₹ 10,036 crore (US$ 1.2 billion) in Q2-2023 from ₹ 7,201 crore (US$ 885 million) in Q2-2022

•	On a standalone basis, the profit after tax grew by 37% year-on-year to ₹ 7,558 crore (US$ 929 million) in Q2-2023 from ₹ 5,511 crore (US$ 677 million) in Q2-2022

Growth in digital and payments platforms

In December 2020, the Bank had expanded its mobile banking app, iMobile, to iMobile Pay which offers payment and banking services to customers of any bank. There have been 80 lakh activations of iMobile Pay from non-ICICI Bank account holders as of September 30, 2022.

The value of credit card spends in Q2-2023 grew by 4% sequentially and 43% year-on-year. The Bank has seen healthy growth in retail credit card spends driven by increase in discretionary spending and higher activation rate through digital onboarding of customers, including Amazon Pay credit cards. The Bank has issued more than 3.5 million Amazon Pay credit cards since its launch.

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The business banking and SME franchise continues to grow on the back of digital offerings and platforms like InstaBIZ along with the Bank’s extensive branch network. The value of financial transactions on InstaBIZ grew by 23% year-on-year in Q2-2023. There have been about 195,000 registrations from non-ICICI Bank account holders on InstaBIZ till September 30, 2022.

The value of the Bank’s merchant acquiring transactions through UPI in Q2-2023 grew by 26% over Q1-2023 and was 2.2 times the value of transactions in Q2-2022. The Bank is the market leader in electronic toll collections through FASTag. The Bank had a market share of 31% by value in electronic toll collections through FASTag in Q2-2023, with a 20% year-on-year growth in collections.

The Bank has created more than 20 industry specific STACKs which provide bespoke and purpose-based digital solutions to corporate clients and their ecosystems. The Bank’s Trade Online and Trade Emerge platforms allow customers to perform most of their trade finance and foreign exchange transactions digitally. About 70% of trade transactions were done digitally in Q2 of this year. The value of transactions done through these platforms increased by 70% year-on-year in Q2 of this year.

Recently, the Bank launched Campus Power, an online platform providing various banking solutions such as loans, bank accounts, foreign exchange remittances and value added services to the student ecosystem for higher education in India and abroad. The Bank also launched ‘Smart Wire’, a SWIFT based inward remittance system which allows non-resident Indians (NRIs) and resident customers to undertake inward remittance transactions in an online and paperless manner. The beneficiaries can also use the service to submit online declaration / documents, block the exchange rates in advance and track the status of the transaction.

As part of the Government of India’s intiative to set up 75 Digital Banking Units (DBUs) in the 75 districts of the country to commemorate 75 years of India's independence, the Bank recently launched four DBUs in Dehradun in Uttarakhand, Karur in Tamil Nadu, Kohima in Nagaland and Pondicherry to offer banking services to its customers digitally. At these DBUs, customers can undertake banking transactions digitally, at a time of their convenience.

Credit growth

The retail loan portfolio grew by 25% year-on-year and 6% sequentially, and comprised 54% of the total loan portfolio at September 30, 2022. Including non-fund outstanding, the retail portfolio was 44% of the total portfolio at September 30, 2022. The business banking portfolio grew by 43% year-on-year and 11% sequentially at September 30, 2022. The SME business, comprising borrowers with a turnover of less than ₹ 250 crore (US$ 31 million), grew by 27% year-on-year and 6% sequentially at September 30, 2022. The domestic corporate portfolio grew by 23% year-on-year and 7% sequentially at September 30, 2022. The rural portfolio grew by 12% year-on-year and 4% sequentially at September 30, 2022. The domestic advances grew by 24% year-on-year and 6% sequentially at September 30, 2022. Total advances increased by 23% year-on-year and 5% sequentially to ₹ 938,563 crore (US$ 115.4 billion) at September 30, 2022.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Deposit growth

Total period-end deposits increased by 12% year-on-year to ₹ 1,090,008 crore (US$ 134.0 billion) at September 30, 2022. Average current account and savings account deposits increased by 16% year-on-year in Q2-2023. Period-end term deposits increased by 11% year-on-year to ₹ 582,168 crore (US$ 71.6 billion) at September 30, 2022.

The Bank had a network of 5,614 branches and 13,254 ATMs at September 30, 2022.

Asset quality

The gross NPA ratio declined to 3.19% at September 30, 2022 from 3.41% at June 30, 2022 and 4.82% at September 30, 2021. The net NPA ratio declined to 0.61% at September 30, 2022 from 0.70% at June 30, 2022 and 0.99% at September 30, 2021. During Q2-2023, there were net additions of ₹ 605 crore (US$ 74 million) to gross NPAs compared to ₹ 382 crore (US$ 47 million) in Q1-2023. The gross NPA additions were ₹ 4,366 crore (US$ 537 million) in Q2-2023 compared to ₹ 5,825 crore (US$ 716 million) in Q1-2023. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,761 crore (US$ 462 million) in Q2-2023 compared to ₹ 5,443 crore (US$ 669 million) in Q1-2023. The gross NPAs written-off in Q2-2023 were ₹ 1,103 crore (US$ 136 million). The provisioning coverage ratio on NPAs was 80.6% at September 30, 2022.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 6,713 crore (US$ 825 million) or 0.7% of total advances at September 30, 2022 from ₹ 7,376 crore (US$ 907 million) at June 30, 2022. The Bank holds provisions amounting to ₹ 2,059 crore (US$ 253 million) against these borrowers under resolution, as of September 30, 2022. In addition, the Bank held contingency provisions of ₹ 10,000 crore (US$ 1.2 billion) at September 30, 2022. The loan and non-fund based outstanding to performing borrowers rated BB and below reduced to ₹ 7,638 crore (US$ 939 million) at September 30, 2022 from ₹ 8,209 crore (US$ 1.0 billion) at June 30, 2022.

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Capital adequacy

Including profits for the six months ended (H1-2023), the Bank’s total capital adequacy ratio at September 30, 2022 was 18.27% and Tier-1 capital adequacy was 17.51% compared to the minimum regulatory requirements of 11.70% and 9.70% respectively.

Consolidated results

The consolidated profit after tax increased by 31% year-on-year to ₹ 8,007 crore (US$ 984 million) in Q2-2023 from ₹ 6,092 crore (US$ 749 million) in Q2-2022.

Consolidated assets grew by 14% year-on-year to ₹ 1,833,154 crore (US$ 225.4 billion) at September 30, 2022 from ₹ 1,604,053 crore (US$ 197.2 billion) at September 30, 2021.

Key subsidiaries and associates

Value of New Business (VNB) of ICICI Prudential Life Insurance (ICICI Life) increased by 25% year-on-year to ₹ 1,092 crore (US$ 134 million) in H1-2023. The VNB margin increased from 28.0% in FY2022 to 31.0% in H1-2023. The annualised premium equivalent increased by 10% year-on-year to ₹ 3,519 crore (US$ 433 million) in H1-2023. The profit after tax was ₹ 199 crore (US$ 24 million) in Q2-2023 compared to ₹ 445 crore (US$ 55 million) in Q2-2022.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 17% year-on-year to ₹ 5,185 crore (US$ 637 million) in Q2-2023 from ₹ 4,424 crore (US$ 544 million) in Q2-2022. The combined ratio was 105.1% in Q2-2023 compared to 105.3% in Q2-2022. The profit after tax of ICICI General grew by 32% to ₹ 591 crore (US$ 73 million) in Q2-2023 from ₹ 447 crore (US$ 55 million) in Q2-2022. The profit after tax includes reversal of tax provisions of ₹ 128 crore (US$ 16 million). Excluding this reversal, profit after tax grew by 3.4% year-on-year in Q2 of this year.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, grew by 6% year-on-year to ₹ 406 crore (US$ 50 million) in Q2-2023 from ₹ 383 crore (US$ 47 million) in Q2-2022.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 300 crore (US$ 37 million) in Q2-2023 compared to ₹ 351 crore (US$ 43 million) in Q2-2022.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2022	Q2-2022	H1-2022	Q1-2023	Q2-2023	H1-2023
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	47,466	11,690	22,626	13,210	14,787	27,997
Non-interest income	17,614	4,400	8,106	4,629	5,139	9,768
- Fee income	15,687	3,811	7,030	4,243	4,480	8,723
- Dividend income from subsidiaries/associates	1,829	583	993	347	648	995
- Other income	98	6	83	39	11	50
Less:
Operating expense	26,733	6,572	12,609	7,566	8,161	15,727
Core operating profit[1]	38,347	9,518	18,123	10,273	11,765	22,038
- Treasury income	903	397	686	36	(85)	(49)
Operating profit	39,250	9,915	18,809	10,309	11,680	21,989
Less:
Total net provision	8,641	2,714	5,565	1,144	1,644	2,788
Contingency provisions[2]	(25)	-	(1,050)	1,050	1,500	2,550
Other provisions	8,666	2,714	6,615	94	144	238
Profit before tax	30,609	7,201	13,244	9,165	10,036	19,201
Less:
Provision for taxes	7,270	1,690	3,117	2,260	2,478	4,738
Profit after tax	23,339	5,511	10,127	6,905	7,558	14,463
1.	Excluding treasury income

2.	The Bank has made an additional contingency provision of ₹ 1,050 crore (US$ 133 million) Q1-2023, and ₹ 1,500 crore (US$ 184 million) in Q2-2023 (H1-2023: ₹ 2,550 crore (US$ 313 million)) on a prudent basis. Accordingly, the Bank holds contingency provision of ₹ 10,000 crore (US$ 1.2 billion) at September 30, 2022.

3.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

₹ crore

	30-Sep-21	31-Mar-22	30-Jun-22	30-Sep-22
	Unaudited	Audited	Unaudited	Unaudited
Capital and liabilities
Capital	1,387	1,390	1,391	1,394
Employee stock options outstanding	127	266	387	510
Reserves and surplus	155,270	168,856	176,100	180,603
Deposits	977,449	1,064,572	1,050,349	1,090,008
Borrowings (includes subordinated debt)	82,989	107,231	115,454	129,934
Other liabilities	58,780	68,983	71,900	86,225
Total capital and liabilities	1,276,002	1,411,298	1,415,581	1,488,674

Assets
Cash and balances with Reserve Bank of India	107,270	109,523	90,759	67,095
Balances with banks and money at call and short notice	42,774	58,300	22,464	57,818
Investments	285,220	310,241	321,252	333,031
Advances	764,937	859,020	895,625	938,563
Fixed assets	9,153	9,374	9,400	9,510
Other assets	66,648	64,840	76,081	82,657
Total assets	1,276,002	1,411,298	1,415,581	1,488,674
1.	Prior period figures have been re-grouped/re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the sustenance of economic activity at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Aashwij Mallya at aashwij.mallya@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 81.35

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 23, 2022	By:	/s/Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager